Exhibit 8.1

SUBSIDIARIES OF THE REGISTRANT

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Auris Medical AG	Switzerland
Otolanum AG	Switzerland
Altamira Therapeutics AG	Switzerland
Altamira Therapeutics, Inc.	Delaware
Auris Medical Ltd.	Ireland